SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

InsWeb Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45809K103

(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45809K103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hussein A. Enan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	TM
	(b)	TM

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,245,390

	8.	Shared Voting Power 41,250

	9.	Sole Dispositive Power 1,245,390

	10.	Shared Dispositive Power 41,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,286,640

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) TM

13.	Percent of Class Represented by Amount in Row (11) 27.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45809K103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Danielle S. Enan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	TM
	(b)	TM

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,250

	8.	Shared Voting Power 1,245,390

	9.	Sole Dispositive Power 41,250

	10.	Shared Dispositive Power 1,245,390

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,286,640

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) TM

13.	Percent of Class Represented by Amount in Row (11) 27.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 (“Common Stock”) of InsWeb Corporation, a Delaware corporation (“InsWeb”).  InsWeb’s principal executive offices are located at 11290 Pyrites Way, Suite 200, Gold River, CA 95670.

Item 2.	Identity and Background

(a)           This Schedule 13D is being jointly filed by: (i) Hussein A. Enan, a natural person, and (ii) Danielle S. Enan, a natural person and the wife of Hussein A. Enan (together referred to herein as the “Reporting Person(s)”).

(b) The address of the Reporting Persons is: c/o InsWeb Corporation, 11290 Pyrites Way, Suite 200, Gold River, CA 95670.

(c)           Mr. Enan co-founded InsWeb in February 1995 and has served as the Chairman of the Board and of InsWeb since its inception.  Mr. Enan also served as InsWeb’s Chief Executive Officer from February 1995 to June 2002.

(d) and (e)  During the last five years neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons acquired their shares of Common Stock over time in consideration for personal funds.

Item 4.	Purpose of Transaction

The purchases of the Reporting Persons were made over time for investment purposes.  The share ownership of the Reporting Persons first exceeded 20% of the outstanding shares of the Company on February 26, 2003, as a result of the Company’s purchase and retirement of 1,169,898 shares of its own Common Stock held by Intuit Insurance Services, Inc. and 1,169,898 shares of its Common Stock held by SOFTBANK America Inc.  As a result of these repurchases, InsWeb has 4,705,104 shares of Common Stock outstanding as reflected in its current report on Form 8K filed with the Securities and Exchange Commission on February 26, 2003.

Except as set forth above, the filers do not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule. Each of the Reporting

Persons intends to continuously review its investment in InsWeb, and may in the future determine, either alone or as part of a group, to acquire additional securities of InsWeb, through open market purchases, private agreements, the granting of stock options by InsWeb, or otherwise.  Each of the Reporting Persons may also dispose of all or a portion of the shares of Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of InsWeb.  Notwithstanding anything contained herein, each of the Reporting Persons reserves the right to change its intention with respect to any or all such matters.

Item 5.	Interest in Securities of the Issuer

Mr. Hussein Enan is the beneficial owner of 1,286,640 shares of Common Stock (representing 1,228,079 shares of Common Stock and options to purchase 58,561 shares).  Such shares represent approximately 27.3% of the 4,705,104 shares of Common Stock currently outstanding.  Mr. Enan has sole voting and dispositive power over 1,245,390 shares.  During the past sixty days, Mr. Enan acquired beneficial ownership of 500 shares at a price of $1.90 per share as a result of an option grant, and 4,012 shares at a price of $4.95 per share and 965 shares at a price of $6.12 per share as a result of regular option vesting.

Mrs. Danielle Enan is the beneficial owner of 1,286,640 shares of Common Stock (representing 1,228,079 shares of Common Stock and options to purchase 58,561 shares).  Such shares represent approximately 27.3% of the 4,705,104 shares of Common Stock currently outstanding.  Mrs. Enan has sole voting and dispositive power over 41,250 shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
This joint filing is made pursuant to the Joint Filing Agreement dated March 5, 2003 attached as Exhibit 1.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION

1	Joint Filing Agreement dated March 5, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2003
Date
/s/ Hussein A. Enan
Signature
Hussein A. Enan
Name/Title

March 7, 2003
Date
/s/ Danielle S. Enan
Signature
Danielle S. Enan
Name/Title

Exhibit Index

EXHIBIT REFERENCE	DESCRIPTION
1	Agreement to Jointly File Schedule 13D

EXHIBIT A

AGREEMENT TO JOINTLY FILE SCHEDULE 13D

AGREEMENT dated as of March 5, 2003 by and among Hussein A. Enan and Danielle S. Enan.

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

NOW, THEREFORE, the undersigned hereby agree as follows:

1.             The Schedule 13D with respect to InsWeb Corporation, to which this is attached as Exhibit A, is filed on behalf of the Danielle S. Enan and Hussein A. Enan.

2.             Each of Danielle S. Enan and Hussein A. Enan is responsible for the completeness and accuracy of the information concerning such person contained therein.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

Date: March 5, 2003

/s/ Hussein A. Enan
Hussein A. Enan

/s/ Danielle S. Enan
Danielle S. Enan